Exhibit 99.1

SINGAPORE (January 4, 2024) - Karooooo Limited (“Karooooo”), that owns 100% of Cartrack Holdings, announces expected release date of Third Quarter 2024 Financial Results.

Karooooo to report Third Quarter 2024 Financial Results on January 22, 2024

Karooooo is expected to report financial results for the Third Quarter ended November 30, 2023 on Monday, January 22, 2024 shortly after 04:00 p.m. Eastern Time.

Webcast: The Company will host a corresponding Zoom webinar on Tuesday, January 23, 2023 at 08:00 a.m. Eastern Time (03:00 p.m. South African time; 09:00 p.m. Singaporean time). Investors, analysts and media are invited to join the Zoom webinar at: https://us02web.zoom.us/j/82206535364

Webinar ID: 822 0653 5364

Telephone:

●	US (New York) Toll-free: +1 646 558 8656

●	South Africa Toll-free: +27 87 551 7702

A replay will be available at www.karooooo.com approximately three hours after the conclusion of the live event.

About Karooooo

Karooooo, headquartered in Singapore, is a leading global provider of an on-the-ground operational IoT SaaS cloud that maximizes the value of transportation, operations, and workflow data by providing insightful real-time data analytics to over 1,900,000 connected vehicles and equipment. Karooooo assists thousands of enterprise customers in digitally transforming their on-the-ground operations. The Cartrack (wholly owned by Karooooo) SaaS platform provides customers with differentiated insights and data analytics to optimize their business operations and workforce, increase efficiency, decrease costs, improve safety, monitor environmental impact, assist with regulatory compliance, and manage risk. For more information, visit www.karooooo.com

Investor Relations Contact	IR@karooooo.com